SO 3/6/03

03002190

JNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

VF 3-5-03

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12358

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Der Moolen Specialists USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 32 Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Harris (212) 495-7762
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2003

OATH OR AFFIRMATION

I, James P. Cleaver, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Der Moolen Specialists USA, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

RICHARD KEPNER
Notary Public, State of New York
No. 01KE2095150
Qualified in Rockland County
Certificate filed in New York County
Commission Expires Aug. 31, ~~1993~~ 2005

The above attests that our financial statements and operational reports are available to all members of our organization.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

To the Members of
Van der Moolen Specialists USA, LLC:

In planning and performing our audit of the financial statements and supplementary schedules of Van der Moolen Specialists USA, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3, from March 30, 2002 to December 31, 2002.

Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities from March 30, 2002 to December 31, 2002, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 12, 2003

Van der Moolen Specialists USA, LLC

Statement of Financial Condition
As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Members of
Van der Moolen Specialists USA, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Van der Moolen Specialists USA, LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 12, 2003

Van der Moolen Specialists USA, LLC
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 286,435,768
Receivable from broker-dealers and clearing organizations	17,170,406
Commissions receivable	2,505,671
Securities owned, at market value	16,895,922
Unrealized gain on interest rate swap agreements	11,425,127
Stock borrowed	1,155,724,766
Memberships in exchanges	
Owned, at cost (market value $18,000,000)	15,011,786
Contributed by members, at market value	22,000,000
Intangibles, net of accumulated amortization of $14,791,723 (Note 3)	246,811,450
Goodwill, net of accumulated amortization of $5,484,692 (Note 3)	103,054,671
Property and equipment, net of accumulated depreciation of $2,685,153	4,875,294
Other assets	7,689,903
Total assets	$ 1,889,600,764
Liabilities and Members' Equity	
Liabilities	
Cash overdraft	$ 426,874
Bank loans	1,000
Payable to broker-dealers and clearing organizations	1,812,887
Securities sold, not yet purchased, at market value	15,024,198
Stock loaned	1,181,432,095
Accrued expenses and other liabilities	15,006,747
Total liabilities	1,213,703,801
Subordinated borrowings	
Notes	196,425,127
Memberships in exchanges contributed by members, at market value	22,000,000
Members' equity	457,471,836
Total liabilities and members' equity	$ 1,889,600,764

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

Van der Moolen Specialists USA, LLC, ("the Company"), is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company operates as a specialist on the New York Stock Exchange ("NYSE"). Van der Moolen Holding, NV (the "Parent"), a Dutch company, listed on the New York and Amsterdam Stock Exchanges, through its wholly owned subsidiary Mill Bridge IV, LLC ("MB IV"), is the majority owner of the Company.

2. **Transactions**

Effective March 1, 2002, the business of Lyden, Dolan, Nick & Co., LLC ("Lyden"), a registered broker-dealer that operated as a specialist on the NYSE, was combined with the business of the Company. At that time, the Company and Lyden were under the common control of MB IV. Also on March 1, 2002, the Company acquired from the minority-interest holders of Lyden their ownership interests in Lyden in exchange for a combined ownership interest in the Company of 1.5% with a combined fair value of $17.7 million.

In accordance with FASB Technical Bulletin No. 85-5, "Stock Transactions between Companies under Common Control", and EITF No. 90-5, "Exchanges of Ownership Interests between Entities Under Common Control (the "Rule")," the Company recorded the assets and liabilities of Lyden at the historical cost of MB IV, including $28 million related to the right to act as a specialist in NYSE listed securities and $25 million related to goodwill. Additionally, in accordance with the Rule, the acquisition of the minority ownership interest of Lyden by the Company was accounted for under the purchase method of accounting. The excess of the aggregate purchase price over the fair market value of the net assets acquired ($17.7 million) represents the right to act as a specialist in NYSE listed securities of $9.3 million and $8.4 million related to goodwill. The results of operations of Lyden are included in the accompanying financial statements for the period March 1, 2002 through December 31, 2002.

3. **Significant Accounting Policies**

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002. Actual results could differ from those estimates.

Goodwill and identifiable intangible assets
As of June 30, 2001, the Company adopted Statement of Financial Accounting Standard No. 141 "Business Combinations" ("FAS 141") which requires companies to use the purchase method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("FAS 142"), which the Company adopted on January 1, 2002 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to acquisition. Under the new standard, goodwill is no longer amortized but, instead, is tested at least annually for impairment. During 2002, the Company performed the required impairment tests of goodwill as of September 30, 2002 and determined that there was no impairment.

Goodwill
The cost of acquired companies in excess of the fair value of net assets at acquisition date is recorded as goodwill. As of December 2002, goodwill of $103 million was included on the statement of financial condition. The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Total
Balance as of January 1, 2002	$ 69,988,003
Goodwill acquired during the year	33,066,668
Balance as of December 31, 2002	$ 103,054,671

Identifiable intangible assets
Identifiable intangible assets consist of the right to act as specialist in NYSE listed securities and are amortized over a 40 year life. During 2002, the Company performed the required impairment tests of intangibles as of October 31, 2002, as dictated by Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment on Disposal of Long-Lived Assets" and determined that there was no impairment.

Statement of Financing Accounting Standard No. 140 ("FAS 140")
Under FAS 140, the Company is required to reclassify the market value of collateral pledged to counterparties under stock loan and repurchase agreements, in which the counterparty has the right to sell or repledge the securities, from securities owned to securities owned, pledged to counterparties. Under FAS 140, the Company is also required to disclose the market value of collateral received under stock borrow and agreements to resell which it has the ability to sell or repledge.

At December 31, 2002, the market value of collateral received by the Company that can be sold or repledged totaled $1,099 million. Such collateral is generally obtained under securities borrowing agreements. Of this collateral, $1,093 million has been repledged, generally as collateral under stock loan agreements or to cover short sales and consists of primarily common stocks.

Securities transactions
Proprietary securities transactions and related profit and loss in regular-way trades are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. At December 31, 2002 this amount is $10,073,286 and is reflected within Receivable from brokers-dealers and clearing organizations.

Securities lending activities
Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives collateral in cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Statement of Financial Accounting Standard No. 133 ("FAS 133")
The Company enters into interest rate swaps, which are designated as fair-value hedges, to manage the interest rate exposure on its subordinated notes. The interest rate swaps are utilized to convert a substantial portion of the Company's fixed rate subordinated notes into floating rate obligations based on U.S. London Interbank Offer Rate.

Exchange memberships
Exchange memberships owned by the Company are carried at cost. Eleven exchange memberships have been contributed by members of the Company for use by the Company and are recorded at market value. Subordinated borrowings in an amount equal to the market value of the exchange memberships are reflected in the statement of financial condition.

Depreciation and amortization
Depreciation of property and equipment is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement.

Stock options
Certain employees of the Company have been granted stock options by the Parent. The Company accounts for options under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-based Compensation" ("SFAS 123").

Cash equivalents
The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days. The carrying amounts of such cash equivalents approximates their fair value due to the short term nature of these instruments. As of December 31, 2002 cash equivalents were $264,460,993.

Income taxes
No provision has been made for federal and state income taxes since the Company is a limited liability company not subject to such taxes. The Company's income or loss is reportable by the members on their individual income tax returns. The Company has provided for New York City Unincorporated Business Tax.

4. Related Party Transactions

Included in other liabilities are $500,000 payable to MB IV and $47,750 payable to the Parent related to business ventures and personnel costs respectively.

5. Exemptive Provisions of SEC Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(i) of that rule.

6. Securities Owned and Sold, Not yet Purchased

Marketable securities owned and sold, not yet purchased consist of securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Common and preferred stock	$ 16,895,922	$ 15,024,198
	$ 16,895,922	$ 15,024,198

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market value and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

7. Notes Subordinated to the Claims of General Creditors

Liabilities subordinated to the claims of general creditors consist of unsecured promissory notes and exchange memberships contributed for the use of the Company.

Subordinated notes, 7.54%, due August 3, 2008	$ 65,000,000
Subordinated notes, 7.80%, due August 3, 2011	65,000,000
Subordinated notes, 8.00%, due December 31, 2005	15,000,000
Subordinated notes, 7.11% due March 1, 2008	40,000,000
	$ 185,000,000

The subordinated notes are available in computing net capital under the SEC's uniform net capital rule. To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated notes contain certain financial, reporting and other restrictive covenants.

The following tables present the contractual repayment schedule for the subordinated notes.

	8.00% Subordinated Note	7.11% Subordinated Note	7.54% Subordinated Note	7.80% Subordinated Note
December 30, 2003	$ 5,000,000			
December 30, 2004	5,000,000			
March 1, 2005		$ 10,000,000		
December 30, 2005	5,000,000			
March 1, 2006		10,000,000		
August 3, 2006			$ 21,666,667	
March 1, 2007		10,000,000		
August 3, 2007			21,666,667	$ 13,000,000
March 1, 2008		10,000,000		
August 3, 2008			21,666,666	13,000,000
August 3, 2009				13,000,000
August 3, 2010				13,000,000
August 3, 2011				13,000,000
Total	$ 15,000,000	$ 40,000,000	$ 65,000,000	$ 65,000,000

In connection with its subordinated notes the Company entered into interest rate swap agreements to convert its $40,000,000 (7.11%), $65,000,000 (7.54%) and $65,000,000 (7.80%) fixed rate subordinated borrowings into floating rate obligations based on US London Interbank Offer Rate. The fair value of the interest rate swap is $11,425,127 which is reflected within subordinated notes on the statement of financial condition. Accordingly, the aggregate carrying values of these subordinated notes and related hedges approximate fair value.

As of December 31, 2002, the effective weighted average interest rates for subordinated notes, after hedging activities are as follows:

	Amount	Rate
Fixed rate obligations	$ 15,000,000	8.0000%
Floating rate obligations	170,000,000	3.5741%
	$ 185,000,000	3.9330%

8. Fair Value of Financial Instruments

At December 31, 2002 substantially all of the Company's financial instruments are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

9. Commitments and Contingencies

The Company is obligated under three leases for its office space expiring March 31, 2004, May 31, 2005, and September 30, 2010. The leases provide for minimum lease payments, exclusive of operating escalation charges, as follows:

Year	Obligation
2003	918,651
2004	897,818
2005	825,107
2006	845,734
2007	866,878
Beyond five years	2,495,115
	$ 6,849,303

The Company has outstanding guarantees of $1,000,000 related to NYSE seat lease payments and $5,600,000 related to NYSE section 325(e) requirements.

10. Net Capital Requirements

The Company is subject to both the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and to NYSE Rule 104.22, which specify minimum net capital requirements and require the maintenance of net liquid assets, as defined, above such minimum amounts. At December 31, 2002, the Company had net capital, as defined, of $252.2 million, which was $251.9 million in excess of its net capital requirement and net liquid assets, as defined, of $250.8 million, which was approximately $7.8 million in excess of the net liquid assets required.

11. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's broker-dealer activities involve the execution, settlement, and financing of various broker-dealer transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. Employee Benefit Plans

The Company sponsors a 401(k) plan covering all eligible full-time employees. Under certain circumstances prescribed by law, the Company may be required to make contributions to the Plan.

13. Stock Options

Effective December 1, 1996, the Supervisory Board of the Parent adopted a stock option plan which provides for the grant of incentive stock options to certain directors and employees.

Stock options were granted with an exercise price equal to or higher than the market value of the underlying stock. These options granted are immediately exercisable.

If employees cease to be employed by the Company, their unexercised options are cancelled. Furthermore, any options exercised are subject to a forfeiture period of three years during which the relevant employee must remain employed or forfeit 80% of any benefits derived from the exercise of the options.

The following table summarizes the option activity for the year ended December 31, 2002:
(Note: The information in the table below is presented in Euros)

	Options	Weighted Average Exercise Price	Weighted Options Remaining Contractual Life	Range of Exercise Price	Weighted Average Fair value at Grant Date
Outstanding at January 1, 2002	75,900	€ 16.17	2.92	€ 16.17	€ 4.63
Outstanding at January 1, 2002	118,200	30.18	3.92	30.18	7.89
Outstanding at January 1, 2002	240,000	27.30	4.58	27.30	5.83
Outstanding at January 1, 2002	220,000	31.45	4.92	31.45	7.94
	654,100	27.92	4.38	16.17-31.45	6.77
Granted - 2002	120,000	21.00	5.00	21.00	7.13
Outstanding at December 31, 2002	75,900	€ 16.17	1.92	€ 16.17	€ 4.63
Outstanding at December 31, 2002	118,200	30.18	2.92	30.18	7.89
Outstanding at December 31, 2002	240,000	27.30	3.58	27.30	5.83
Outstanding at December 31, 2002	220,000	31.45	3.92	31.45	7.94
Outstanding at December 31, 2002	120,000	21.00	4.96	21.00	7.13
Total outstanding at December 31, 2002	774,100	€ 26.85	3.63	€ 16.17-31.45	6.83
Exercisable (Vested) options	774,100	€ 26.85	3.63	€ 16.17-31.45	6.83
Exercisable (Vested) options (in USD)	774,100	$ 24.40	3.62	$ 16.31-28.03	$ 6.25

The fair value of the option granted is estimated based on the date of the grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants made in 2002:

	2002
Dividend yield	3.50 %
Expected volatility	50.00 %
Risk-free interest rate	3.60 %
Expected option life	3 years